FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Royal Dutch Shell plc

21 December 2005

Announcement by Royal Dutch Shell plc ('Royal Dutch Shell')

Restructuring of Royal Dutch Shell subsidiaries, including the merger of Royal Dutch Petroleum Company ('Royal Dutch') and Shell Petroleum N.V. ('SPNV'), completed

Summary

Royal Dutch Shell is pleased to announce today the completion of the restructuring of certain of its subsidiaries, including the merger of Royal Dutch and SPNV. This follows the Royal Dutch Extraordinary General Meeting held on 16th December at which Royal Dutch shareholders voted in favour of the restructuring.

Payments pursuant to the merger

As a result of the merger of Royal Dutch and SPNV, former minority shareholders in Royal Dutch will be paid €52.21 per Royal Dutch share held. This will be paid to Hague registered and bearer shareholders in euro.

Holders of New York Registered Shares will receive $61.8585 for each Royal Dutch share held. This is the U.S. dollar equivalent of €52.21 based on the noon Federal Reserve Bank of New York buying rate for euro on 20th December which was €1:$1.1848.

Payment will be made by SPNV today and will be received by the former minority shareholders in Royal Dutch in accordance with normal arrangements. The total cash consideration amounts to approximately €1.5 billion (approximately $1.8 billion at current exchange rates).

Eligible UK resident shareholders who made a valid election will receive loan notes with an aggregate nominal value calculated on the basis of £35.30 for each Royal Dutch share held. £35.30 is the sterling equivalent of €52.21, rounded down to the nearest penny, based on the Reuters 3000 Xtra euro sterling spot rate (calculated as the average of the bid and ask quotations) at or about 11 pm (London time) on 20th December, which was €1:£0.67625. Loan notes are exchangeable into not more than two Royal Dutch Shell ‘A’shares for each Royal Dutch share formerly held. Royal Dutch Shell intends (but is not obliged) to exchange the loan notes for newly issued ‘A’shares in Royal Dutch Shell on the first exchange date, which is 6 January 2006. Statements of entitlement to loan notes will be issued today.

Enquiries:

Media

UK/USA/International:
+44 20 7934 6238
+44 20 7934 5963
+44 20 7934 3505
Netherlands:
+31 70 377 8750

Institutional Investors

Europe:
Ingrid Turley	+44 20 7934 2224
USA:
Harold Hatchett	+1 212 218 3112

The exchangeable loan notes, and the Royal Dutch Shell shares for which they may be exchanged, will only be available to eligible UK resident shareholders who elected and provided appropriate representations. The loan notes and the Royal Dutch Shell Class A ordinary shares into which they are exchangeable have not been offered to US persons and have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be reoffered, resold or otherwise transferred in the United States or to U.S. persons unless an exemption from the registration requirements of the Securities Act is available.

This announcement contains forward-looking statements that are subject to risk factors. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the Board of Royal Dutch to approve the restructuring; the failure to obtain any necessary consents and approvals in necessary in order to consummate the restructuring; the costs related to the restructuring; the failure of the restructuring to achieve the expected benefits; and other factors affecting the Shell Group's businesses generally, including, but not limited to, price fluctuations in crude oil and natural gas, changes in demand for the Shell Group’s products, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries and countries subject to international sanctions, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F/A of Royal Dutch and Shell Transport for the year ending December  31, 2004 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 21 December 2005